RIZZEN INC.

201-5, Xin Jia Garden,

Heng Qing Village,

Zhuhai, China 519000

Tel.  +852-8191-5516

Email: rizzenincorp@gmail.com

April 7, 2016

Ms. Danilo Castelli

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Rizzen, Inc.

       Registration Statement on Form S-1

       Filed March 3, 2016

       File No. 333-209900

Dear Ms. Castelli,

Rizzen Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 24, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 3, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities’ Act of 1933, as amended, in view of the following:

•

Your disclosure indicates that you are a development stage company issuing penny stock;

•

You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

•

You have a net loss of $982 and you have not generated any revenues to date;

•

You have assets of $6,060 consisting solely of cash; and

•

Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Our response: In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

-

the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus;

-

company’s business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

-

company has its own specific operational business plan;

-

to date, company has taken substantive steps in furtherance of the business plan including Contracts with Bolleot Schpile, LLC and CranKind Parrell, LLC.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

3. Please revise your disclosure to state that you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations and assets consisting only of cash. Specifically, please revise your prospectus to disclose on your prospectus cover page that you are a shell company and disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Our response: We do not believe that Rizzen Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Rizzen Inc. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Rizzen Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Rizzen Inc. investigated the market demand for electronic toys. Additionally, we have started to negotiate agreements with potential customers and have already signed two agreements with Bolleot Schpile, LLC on March 11, 2016 and with CranKind Parrell, LLC on March 20, 2016, we were prepaid $5,100 in total according to the agreements. Moreover, we have spent our funds for assets and software which help us in our business activity. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Cover Page, page 3

4. We note your disclosure in the first paragraph that the Company “will retain the proceeds from the sale of any of the offered shares.” Please revise to clarify that you have not made any arrangements to place funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. For example, clarify that you will have access to any proceeds from this offering immediately, and may use such proceeds in your discretion.

Our response: We have revised to clarify that we have not made any arrangements to place funds in an escrow, trust, or similar account and that there is no effect on investors. We have also clarified that we will have access to any proceeds from this offering immediately, and may use such proceeds in our discretion.

5. In the third paragraph you state: “We do not have sufficient capital to commence operations.” However, in your prospectus summary, risk factors section and other parts of your registration statement you state that you have commenced limited operations. Please reconcile these contradicting statements.

Our response: We have excluded the contradicting statement from the prospectus that we do not have sufficient capital to commence operations.

Prospectus Summary, page 5

6. Please disclose that you intend on selling, importing, and marketing your business to European and North American markets. Refer to Item 503(a) and the Instruction to 503(a) of Regulation S-K.

Our response: We have disclosed that we intend on selling, importing, and marketing our business to European and North American markets.

Risk Factors, page 7

7. Please describe, under a new risk factor, the impact that foreign currency exchange fluctuations will have on your business. In this regard, we note that you plan to distribute electronic toys that are manufactured in China to vendors and individuals in Europe and North America.

Our response: We have described, under a new risk factor, the impact that foreign currency exchange fluctuations will have on our business.

8. We note on page 14 that you “plan to find optimal manufactures (sic) and negotiate agreements with them.” Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by your need to enter into agreements with third party electronic toy manufacturers or suppliers.

Our response: We have included the risk factor discussing any material risk to our company posed by our need to enter into agreements with third party electronic toy manufacturers or suppliers.

9. A substantial portion of your operations are concentrated in China. Please expand your risk factors to address risks associated with the following:

•

The ability of shareholders to enforce their legal rights under United States securities laws in light of your management’s location outside of the United States;

•

Legal protections and remedies available to the company for certain harmful action taken against it will be pursued within the People’s Republic of China legal system, which differs from the U.S. legal system in significant ways;

•

The company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions;

•

U.S. regulators’ ability to conduct investigations and inspections within China is limited; and

•

Restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company’s liquidity and impede its ability to use cash in its operations.

Our response: We have added the risk factor to address risks associated with the following:

•

The ability of shareholders to enforce their legal rights under United States securities laws in light of your management’s location outside of the United States;

•

Legal protections and remedies available to the company for certain harmful action taken against it will be pursued within the People’s Republic of China legal system, which differs from the U.S. legal system in significant ways;

•

The company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions;

•

U.S. regulators’ ability to conduct investigations and inspections within China is limited; and

•

Restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company’s liquidity and impede its ability to use cash in its operations.

Because Our President, Treasurer, and Director will Own…, page 9

10. Clarify under what circumstances your president, treasurer and director will own a majority of shares, considering a fully subscribed offering will result in an ownership level of less than a majority of shares.

Our response: We have clarified under what circumstances our president, treasurer and director will own a majority of shares.

Use of Proceeds, page 12

11. In each scenario of your “self-underwritten” and “best efforts” 50%, 75% and 100% assumed share sale, your net proceeds are $10,000 less than your estimated expenses. Please make this deficiency clear in your table and provide narrative indicating how the company will fund its estimated expenses given the minimal amount of cash on hand. This comment also applies to the chart that appears on page 16.

Our response: We have revised our use of proceeds tables. Additionally, we have provided narrative indicating how the company will fund its estimated expenses given the minimal amount of cash on hand.

Management’s Discussion and Analysis…, page 14

12. Please revise your disclosure to describe in sufficient detail how you intend to generate revenues. You state that you intend to “provide vending and shipping services of electronic toys of various kinds,” which suggests to us that you intend to perform the functions of a wholesale distributor. However, you also state your intention to distribute electronic toys to “individuals,” which suggests to us that you intend to operate as a retailer. Please revise to clarify.

Our response: We have revised to clarify in sufficient detail our disclosure about how we intend to generate revenues. We have excluded our statement about our intention to distribute electronic toys to “individuals”.

Plan of Operation, page 15

13. We are unable to reconcile your estimated costs for office/warehouse and website for the periods contained in your narrative to the next twelve month period contained in the table on page 16. Please review to ensure your estimated expenses are consistent with your narrative for such anticipated expenditures.

Our response: We have revised our estimated expenses for office/warehouse and website for the periods contained in our narrative to the next twelve month period contained in the table on page 16.

Liquidity and Capital Resources, page 17

14. We note that your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations. Refer to Item 303(a) of Regulation S-K.

Our response: We have disclosed our rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain our current operations.

15. Please disclose the material amounts of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Also, disclose any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Our response: We have disclosed the material amounts of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which we affiliated entities are domiciled. Also, we have disclosed any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors.

Description of Business

Main Business Concept, page 18

16. Please provide more detail regarding your shipping and vending services and disclose your distribution methods for your products and services. Refer to Item 101(h)(4)(i)-(ii) of Regulation S-K.

Our response: We have provided more details regarding our shipping and vending services and have disclosed our distribution methods for our products and services.

Revenue, page 19

17. Please expand your discussion to include more detail about your shipping consulting services in the section describing your business. Refer to Item 101(h)(4)(i). Additionally, provide a discussion of the material effects, if any, that these services will have on your financial condition and operating results. Refer to Item 303(a) of Regulation S-K.

Our response: We have expanded our discussion to include more detail about our shipping consulting services. Additionally, we have provided a new risk factor discussing material effects on our service in case any disruption in shipping.

Government Regulation, page 19

18. We note your company’s business plan involves significant operations in China. Please describe any government approvals necessary to conduct your business and the impact existing or probable government regulations have or will have on your business, including any export or import restrictions. Refer to Items 101(h)(4)(viii) - (ix) of Regulation S-K. Also, provide an associated risk factor of any material risks any noted government approvals and regulations will have on your business and potential investors in this offering. Refer to Item 503(c) of Regulation S-K.

Our response: We do not believe that existing or probable government regulations, including export or import regulation, have or will have a material impact on our business. We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable in any jurisdiction which we would conduct activities. Our suppliers will be responsible for providing certificates of compliance.

Directors, Executive Officers, Promoter and Control Persons, page 20

19. We note your disclosure on page 19 that Mr. Zhu is self-employed and a senior partner of “Haunquoghang” toy stores in Zhuhai, China. Please disclose whether Mr. Zhu’s other business activities compete with your interests. Additionally, please disclose whether you intend for Haunquoghang to be one your customers and, if so, what potential conflicts of interest such relationship poses to your company and investors in this offering. Please include an associated risk factor discussing such material risks.

Our response: We have disclosed that Mr. Zhu business activities compete with our interests and have included an associated risk factor. Additionally, we don’t intend to negotiate any agreements with “Haunquoghang” as with potential customer because of “Haunquoghang” store specializes on the other types of toys.

Financial Statements

General

20. Please tell us if all your operations are based in China. If so, please explain to us the Chinese regulations that restrict a Chinese operating company’s ability to access foreign capital markets and how you have complied with that guidance. Please tell us if you have any variable interest entities and if so, tell us your consideration of the disclosure requirements in ASC 810-10-50 related to the variable interest.

Our response: We are incorporated in Nevada and have a US bank account and address in US. From our research we did not find any Chinese regulations that would forbid us to fund our Chinese operations.

Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page 36

21. Please disclose the section of the Securities Act or rule of the Commission under which exemption from registration was claimed for the sale of unregistered common stock to Aleksander Deshin and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Our response: We have disclosed the section of the rule of the Commission under which exemption from registration was claimed for the sale of unregistered common stock.

Exhibits

22. Please file as an exhibit the form of subscription agreement you plan to use for purposes of purchasing shares in this offering. Refer to Item 601(b)(10) of Regulation S-K.

Our response: We have filed the form of subscription agreement as exhibit 99.1.

Please direct any further comments or questions you may have to the company at rizzenincorp@gmail.com

Thank you.

Sincerely,

/S/ Shuisheng Zhu

Shuisheng Zhu, President